Filed by Dollar Tree, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Family Dollar Stores, Inc. (Commission File No. 001-06807) The following is the transcript from the conference call hosted by Dollar Tree, Inc. (“Dollar Tree”) on August 21, 2014 to report its results for the second fiscal quarter ended August 2, 2014.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call EVENT DATE/TIME: AUGUST 21, 2014 / 1:00PM GMT OVERVIEW: Co. reported 2Q14 total sales of just over $2.03b, net income (excluding acquisition costs) of $126.1m and adjusted EPS of $0.61. Expects FY14 sales to be $8.44-8.55b and diluted EPS to be $2.94-3.06. Expects 3Q14 sales to be $2.02-2.07b and diluted EPS to be $0.61-0.66. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Randy Guiler Dollar Tree, Inc. - VP of IR Bob Sasser Dollar Tree, Inc. - CEO Kevin Wampler Dollar Tree, Inc. - CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Paul Trussell Deutsche Bank - Analyst Scot Ciccarelli RBC Capital Markets - Analyst Vincent Sinisi Morgan Stanley - Analyst Dan Wewer Raymond James & Associates - Analyst Matt Nemer Wells Fargo Securities - Analyst Joan Storms Wedbush Securities - Analyst Meredith Adler Barclays Capital - Analyst P R E S E N T A T I O N Operator Good day and welcome to the Dollar Tree second-quarter earnings conference call. Today's conference is being recorded. At this time I would like to turn the conference over to Mr. Randy Guiler. Please go ahead. Randy Guiler - Dollar Tree, Inc. - VP of IR Thank you Marquita. Good morning and welcome to our conference call to discuss Dollar Tree's performance for the second quarter of fiscal 2014. Our call today will be led by our Chief Executive Officer, Bob Sasser, who will share insights on second-quarter performance and an update on our business initiatives. Kevin Wampler, our Chief Financial Officer, will then provide a more detailed review of the second-quarter financial performance and details related to our outlook for the remainder of 2014. Before we begin I would like to remind everyone that various remarks that will be made about future expectations, plans and prospects for the Company constitute forward-looking statements for the purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors included in our most recent press release, most recent current report on Form 8-K, quarterly report on Form 10-Q and annual report on Form 10-K, which are on file with the SEC. We have no obligation to update our forward-looking statements and you should not expect us to do so. On July 28, 2014, Dollar Tree announced it had entered into a definitive merger agreement to acquire Family Dollar Stores. The transaction is expected to close by early 2015. In the second quarter of 2014 Dollar Tree incurred approximately $7.5 million in acquisition-related costs. Unless otherwise noted all margin, net income and earnings comparisons presented today exclude the impact of the Family Dollar acquisition-related cost for the second quarter and year-to-date. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

The purpose of this call today is to discuss Dollar Tree's earnings for its second fiscal quarter. As mentioned, Dollar Tree and Family Dollar have a definitive merger agreement. We are continuing to work on the proposed transaction. You have likely seen Dollar General's Public Letter from yesterday and Family Dollar's response this morning. Bob will have a very brief statement on that but we want to focus on Dollar Tree's earnings this morning and we do not intend to make any further comment at this time, neither in the Q&A session following our prepared remarks nor in follow-up calls. Thank you in advance for respecting our position. I ask that you please limit your questions to one and one follow-up question, if necessary. Now I will turn the call over to Bob Sasser, Dollar Tree's Chief Executive Officer. Bob Sasser - Dollar Tree, Inc. - CEO Thanks, Randy, and good morning everyone. This morning we announced Dollar Tree's results for the second-quarter 2014. Comp store sales on a constant currency basis increased 4.5% in the quarter driven by both increases in traffic and average ticket. Adjusted for the impact of Canadian pricing fluctuations the comparable store sales increase was 4.4%. This was on top of a 3.7% comp in the second quarter of last year and a 4.5% comp the year before. Total sales grew 9.5% to just over $2.03 billion. Operating income increased by $11.2 million, or 5.6% and operating margin for the quarter was 10.5%. Net income excluding acquisition costs increased to $126.1 million and adjusted earnings per share increased 8.9% to $0.61 compared with second-quarter 2013 earnings of $0.56 per share. For the first half of 2014 compared to the prior year total sales were $4.03 billion, an increase of 8.4% compared to the first half of 2013 and comp store sales increased 3.1% for the half. Earnings per share were $1.28, an increase of 11.3% compared with $1.15 per share in the first half last year. Operating income increased by $26.6 million to $212.5 million. Operating margin was 11.0%. And net income rose $6.1 million to $264.3 million. I am very pleased with second-quarter performance. With customers under continued pressure our plan at Dollar Tree is to be a part of the solution to help them balance their budgets by offering higher values on more of the things they need every day and higher values on things they want. We intend to serve our existing customers better while taking every opportunity to claim new customers and gain market share as we demonstrate that Dollar Tree is a convenient and fun place to shop. At Dollar Tree, yes, you can afford it. Our merchants continued to deliver products that exceed customers' expectations. Our values are higher than ever and our price is always $1 in every Dollar Tree store, every day. Our sales initiatives are producing results. Sales growth in the second quarter was the result of strong performance across the store in both our basic consumable and discretionary products. Top-performing categories included pet supplies, hardware, household products, food, electronics and party. Sales strengthened throughout the quarter with our strongest comps in period six, July. And the momentum continues. We are pleased with the initial sales trends we've seen in the third quarter. Performance in the second quarter was relatively consistent across the country and all zones achieved positive comp store sales. The highest comps were in our southern zones. Looking forward, we are positioned for continued relevance to the customer, sustained growth and increased profitability. We have room to grow and the ability to grow in many different ways. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

We plan to continue growth by opening more stores, by increasing the productivity of all stores and by developing new formats, new markets and new channels as growth vehicles. During the second quarter we opened 90 new stores and we relocated and expanded 20 existing stores for a total of 110 projects. Total square footage increased 6.8%. We ended the quarter with 5,166 stores. While our opening cadence is a bit later this year we are on track to achieve our opening plan for the full-year which includes 375 new stores and 75 relocations and expansions for a total of 450 projects across the US and Canada. As a reminder, square footage for the full year is planned to increase 7% over fiscal 2013. In addition to opening more stores, we continued to execute our strategy to increase productivity in all stores. As discussed in prior quarters, our sales and productivity initiatives include category expansions. Our customers are finding more value as we continued to rationalize and expand assortments in pet supplies, hardware, health, beauty and eyewear, as well as home and household products. Across the chain customers are seeing more powerful seasonal and party presentations that create excitement and a fun shopping experience. Our seasonal assortments are creating merchandised energy with our storefronts changing with the seasons. We want to own the seasons at the $1 price point. Store associates are working to provide more effective customer engagement throughout the store and especially at the front end to drive impulse and related items sales through cross merchandising and suggestive selling. Our stores are keenly focused on providing value and a shopping experience that exceeds the expectations of every customer in every store, every day. Merchants and stores continue to focus on being first-of-the-month ready with an increased emphasis on not just full but chunky displays of basic, consumable core items at the first of the month when more customers are shopping for their basic needs. We have reintroduced our See What $20 Buys along with our Stretch Your Dollar campaigns through in-store promotions, signing and digital media and we are pleased with the consumer response. It is right for the times. And to satisfy basic needs and to drive increased shopping frequency we continue to expand our frozen and refrigerated category. In the second quarter we installed freezers and coolers in 141 additional stores. We now offer frozen and refrigerated product in 3,410 stores with plans to continue growing. While this category is lower margin the products serves the needs of our customer. It's faster turning, more frequently purchased and the increase in shopping frequency provides the opportunity to drive sales across all categories including higher-margin discretionary product. In addition to our Dollar Tree Stores a key component of our growth strategy is the continued expansion of our portfolio of brands including Deal$ and Dollar Tree Canada. Our Deal$ brand extends our ability to serve more customers with more categories and increases our overall unit growth potential. Deal$ stores deliver low prices on everyday essentials, party goods, seasonal and home product. The stores operate using a multiple price point strategy. They offer a higher consumable mix than our Dollar Tree Stores and they produce a higher average ticket. By lifting the restriction of the $1 price point at Deal$ we are able to serve more customers with more products at value prices every day. We ended the second quarter with a total of 216 Deal$ stores. Our Dollar Tree Canada brand expansion continues. We opened 7 new Dollar Tree Canada stores ending the quarter with 196 Canadian stores and we are on pace to meet our expansion plans for the year. Leveraging the buying power of Dollar Tree our merchants are sourcing higher value product and our Canadian customers are finding broader, more exciting assortments and better values in the stores. We continue to see enormous potential for growth in Canada. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

As we grow and improve we believe the Canadian market will support up to 1,000 stores. This is in addition to the 7,000-store potential for Dollar Tree in the United States plus additional growth in our Deal$ brand. Our goal is to be recognized by customers as the leading retailer in Canada at the single price point of CAD1.25 just as we are in the US at the $1 price point. In addition to Dollar Tree, Deal$ and Dollar Tree Canada our online business at Dollar Tree Direct is growing in size and performance. Dollar Tree Direct provides an opportunity to broaden our customer base, drive incremental sales, expand brand awareness and attract more customers into our stores. In the second quarter we launched a newly created section on our website called Xtreme Values & New Arrivals. This provides online customers the opportunity to efficiently shop for amazing bonus buys, fantastic deals on manufactures closeouts and exciting new arrivals. We continue to see growth in customer outreach through social media. A few examples include our loyalty club, the Value Seekers Club which has grown 120% over the past 12 months. Our email database has grown more than 130% over the past year to more than 1.3 million subscribers. And we now have more than 1.2 million followers on Facebook. Social media provides a tremendous opportunity to communicate with our customers about exciting events and great products both in our stores and online. Lastly, as always our practice has been to build infrastructure to support growth ahead of the need. Earlier this year we broke ground on a 250,000 square foot expansion of our Joliet distribution center. The expansion will bring the total size of the facility to 1.450 million square feet and will include a second sorter to the existing material handling system to enhance capacity and efficiency. The project is on schedule for completion by yearend. Before turning the call over to Kevin, who will give you more detail on our financial metrics and provide guidance, I will comment very briefly on Family Dollar. As you know, we have a definitive agreement with Family Dollar and we are committed to the transaction. We believe that we are offering Family Dollar shareholders compelling, immediate and certain value for their investment and the opportunity to participate in the upside potential of the merger. We will of course be watching these new developments closely. We look forward to completing our transaction as soon as possible. With that I will turn the call over to Kevin. Kevin Wampler - Dollar Tree, Inc. - CFO Thanks, Bob. As Bob mentioned our adjusted earnings per diluted share increased 8.9% in the second quarter to $0.61 per share. We were very pleased with our comp sales performance which accelerated throughout the quarter. Starting with gross profit our gross profit margin was 34.2% during the second quarter compared with 35% in the prior-year second quarter, a change of 80 basis points. The majority of the decrease was a combination of increased freight and merchandise mix. Freight expense increased by nearly 40 basis points reflecting higher trucking rates related to driver shortages. Merchandise mix negatively impacted margin which declined by approximately 30 basis points. As Bob mentioned, we have made strategic decisions to expand assortments focused on providing greater value to our customers. Distribution expenses increased nearly 10 basis points primarily nearly driven by the expense associated with our new distribution center in Windsor, Connecticut. This facility opened in June of last year. We should annualize the year-on-year expense impact of this additional facility in the second half. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

Excluding acquisition-related costs, SG&A expenses were 23.7% of sales for the quarter compared with 24.1% in the second quarter last year. Payroll-related expenses drove the majority of the improvement representing 30 basis points as we had lower expenses as a percent of sales for insurance benefits, payroll, incentive compensation and payroll taxes. Adjusted operating income increased $11.2 million compared to the second quarter last year and adjusted operating margin decreased 40 basis points to 10.5% when compared to the second quarter last year. The tax rate for the second quarter was 38.2% compared to 37.9% in the second quarter last year. The increase in the tax rate is due to lower workers opportunity tax credits in the current year resulting from the expiration of certain tax provisions. Looking at the balance sheet and the statement of cash flows, cash and investments at quarter end totaled $467.7 million compared with $413.7 million at the end of the second quarter of 2013. As you may recall, on September of 2013 our Board authorized a $2 billion share repurchase program. Under this authorization the Company invested $1 billion for share repurchases through an accelerated share repurchase program that was launched on September 17. The ASR was funded by $250 million of available cash and $750 million from the private placement of senior notes completed in September. During the second quarter on May 15 the Company received 1.2 million shares completing the ASR. Altogether the Company received a total of 18.1 million shares under the $1 billion accelerated share repurchase program. The Company has $1 billion remaining on its share repurchase authorization. The Company did not repurchase shares during the second quarter. The diluted weighted average shares outstanding for the second quarter were 206.6 million. Our consolidated inventory at quarter end was 6.5% greater than at the same time last year while selling square footage increased 6.8%. Consolidated inventory per selling square foot decreased 0.3%. Our inventory turn increased in the second quarter and we expect continued improvement in inventory turns for the full year. We believe that current inventory levels are appropriate to support scheduled new store openings and our sales initiatives for the third quarter. Capital expenditures were $88.3 million in the second quarter of 2014 versus $96.4 million in the second quarter last year. For the full-year 2014, we are planning consolidated capital expenditures to be in the range of $360 million to $370 million. Capital expenditures are focused on new stores and remodels including additional fee development stores, the addition of frozen and refrigerated capability to approximately 460 stores, which has been increased from our previous estimate of 320 stores, IT system enhancements, the expansion of our Joliet, Illinois distribution center and the initial phases of the work on our 11th DC. Depreciation and amortization in the second quarter totaled $49.9 million versus $46.6 million in the second quarter last year, an improvement of approximately 5 basis points as a percent of sales. We continue to expect depreciation expense to be in the range of $200 million to $210 million for the year. Our guidance for 2014 takes into account the actual performance for the first half and except for small refinements to the share count and the tax rate, our outlook is unchanged for the second half of 2014 from that which we originally issued on February 26. Our guidance includes the following assumptions. We anticipate that freight costs will continue to be a meaningful headwind to gross margin primarily as a result of driver shortages and related wage increases. Product margin will remain under pressure based on strategic decisions to invest in certain product categories and drive increased market share. We cannot predict future currency fluctuations so we have not adjusted our guidance for changes in currency rates. And as we look ahead to the fourth quarter this year there is one additional selling day between Thanksgiving and Christmas, which returns us to a more normal pattern day last year. Our guidance also assumes a tax rate of 37.2% for the third quarter and 37.9% for the full year. Weighted average diluted share counts are assumed to be $206.6 million for the third quarter and 206.9 million shares for the full year. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

Additionally, we have not included any acquisition-related costs in our second-half guidance as we cannot currently forecast the timing of when these costs will be incurred. With this in mind for the third quarter of 2014 we are forecasting sales in the range of $2.02 billion to $2.07 billion based on a low to mid single-digit comparable store sales increase and 7.2% square footage growth. We anticipate the gross profit margin will continue to be challenged by year-over-year freight increases as well as our commitment to providing greater value to our consumers in this challenging macro environment. Diluted earnings per share are expected to be in the range of $0.61 to $0.66, which would represent a 5.2% to 13.8% increase compared to third-quarter 2013 earnings of $0.58 per diluted share. For the full fiscal year 2014 we are forecasting sales in the range of $8.44 billion to $8.55 billion based on low to low-mid single-digit increases in comparable store sales and 7% square footage growth. Diluted earnings per share expected to be in the range of $2.94 to $3.06. This represents an increase of 8.1% to 12.5% over 2013 earnings per share of $2.72. With that I will now turn the call back over to Bob. Bob Sasser - Dollar Tree, Inc. - CEO Thank you, Kevin. Our initiatives to drive comp store sales are finding enthusiastic acceptance with a customer that by all accounts continues to be under pressure to balance their household budgets. Our in-stock on basics is the best ever. Customers are finding more of the things they need and want on each trip. Stores are first-of-the-month ready with chunky displays of basic products. When the customer has money in their pocket and they are ready to shop we want to be ready with the product they want. We think of the first of the month as 12 additional holidays and we prepare for them as such. The expansion of Wow items are providing customers with bigger sizes, bonus buys and bigger savings across the store. Our category expansions in pet supplies, hardware, household supplies, food, electronics and party are producing company-leading results and comp sales increases. We continue to roll out frozen and refrigerated product to more stores. Our customers like this product, they shop us first and frequently to get the values they need. Seasonal product adds excitement and merchandise energy to the shopping experience with an ever-changing assortment of fun and colorful product right at the front entrance. Our stores are full, fun and friendly with more customer engagement as we strive for the same great experience for every customer in every store every day. As you have likely heard from many retailers the consumer continues to be under pressure. Our sales initiatives are aimed at responding to those customers' needs by being a part of the solution in their efforts to balance a household budget. We are investing in our customers. They are responding enthusiastically and you can see it in our results. Our second-quarter comp store sales increase of 4.5% was our best quarterly comp performance in two years. We are expanding market share. Sales came as a result of increases in both traffic and average ticket with the largest increase coming from traffic. Sales growth came from across the store with comp increases in basics and variety fairly evenly divided. Sales strengthened throughout the quarter with the highest comp sales in July and sales momentum has continued into August. Total sales grew 9.5% and we exceeded $2 billion in second-quarter sales for the first time in Company history. We achieved 10.5% operating margin, down from our record high in second quarter last year and still the highest performance in the discount retail sector. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

And earnings per share grew 8.9% to $0.61 per diluted share in the middle of our range of guidance. We have multiple platforms for growth. In second quarter we opened 90 new stores, expanded and relocated 20 stores and we ended the quarter with 5,166 stores and square footage growth of 6.8%. The Dollar Tree brand is a benchmark of value for our customers and is a great opportunity to grow and expand the Dollar Tree brand in the United States through more stores and more productive stores. The Deal$ brand is serving customers with increased value on even more categories. Dollar Tree Direct continues to broaden its reach to customers throughout North America and Dollar Tree Canada is growing in size and customer acceptance. As I look to the future I see exciting opportunity. Our balance sheet is strong, the Dollar Tree business model is powerful, flexible and more relevant than ever providing extreme value to customers while recording record levels of earnings. It has been tested by time and validated by history. We remain committed to a concept that customers love and we are positioned to continue growing profitably for many years ahead. We have a vision of where we want to go and the ability to get there with infrastructure, capital and most importantly a talented management team that has a long history of retail success. It's a great time to be Dollar Tree. Our inventories are clean and fresh, the shelves are full of terrific merchandise, our stock rooms are in great shape and our values have never been higher. We will now address your questions about our second quarter. So that we can accommodate as many colors as time permits, we ask that you limit your questions to two. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). Paul Trussell, Deutsche Bank. Paul Trussell - Deutsche Bank - Analyst Good morning. Congratulations on a very impressive second-quarter comp. You highlight that pet supplies, hardware, household, food, electronics, party goods were the categories that were leading the comp growth but if you can just clarify for us that when you say you invested in and expanded assortments of high-value product, exactly what categories does that reference? And how do we think about IMU and mix pressure going forward because of those investments? Bob Sasser - Dollar Tree, Inc. - CEO Paul, we've always said we are in control of our merchandise markup and we still are. This was a very conscious decision to, in a time when the customers were under pressure and traffic was stubborn and everyone was complaining about it really starting back last year and during the fourth quarter, we responded by being the solution to their problems and not part of the problem. So we have invested in product. We have expanded some categories. There's really two parts to your question. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

The highest comping departments, the ones that you listed pet supplies and hardware, household products, food, electronics, party are amongst the highest percentage comp departments. A couple of those are our highest volume departments, party and food. So we have had increases by increasing and driving the business in these key departments for our customer across the board. Our variety has grown as well as our consumer products has grown. Our home especially was very powerful in second quarter. Some of the items or some of the categories is licensed party goods. We have added the Disney license and Marvel license to our mix. We added Rubbermaid food storage into our housewares. Branded pet food, for example, and you see pet supplies popping up as one of the leading comp departments. We are offering the king-size candy bars, not the small candy bars anymore. We've expanded in our dish detergent and our home area with some of the cleaning supplies with brands like Dawn and Palmolive. In HBC we've driven the business with branded toothpaste, Crest toothpaste. In our food and snacks business Stax potato chips. In our home area again in our home supplies, household supplies, National Brand toilet paper, National Brand paper towels. So throughout the store we have expanded, more space and more inventory and more of the things that our customers are looking for in a tough time, driving the business in those categories. And we have also been looking at special opportunity buys, Wow items, multipacks, larger sizes for the same prices and really delivering as much value for our customer every day. When they go in the store they are seeing more value than they had ever seen. And as I said, the proof is in the numbers. Our traffic was up, our average ticket was up which has always been stubborn, as you know. Everything is $1, so the average ticket you've got to sell some more. So more people are shopping us more frequently. Our traffic is up. They are staying longer and they are buying more. Our average ticket is up. Paul Trussell - Deutsche Bank - Analyst And just as a follow-up, just to shift gears, Bob. Obviously in seeking to do the acquisition of Family Dollar, there were some questions from investors looking in on how confident you guys are in your ability to run multi-price point stores. And so perhaps if you could just give us some additional color on Deal$, the current quarter's performance but also if you can just take us back a little bit about how the productivity and the operating margins have improved over the timeframe of your ownership. What have you learned and how you can benefit from those learnings in your upcoming endeavor? Bob Sasser - Dollar Tree, Inc. - CEO Paul, I'm going to answer your question in a little different way. I'm not going to comment on the Family Dollar acquisition, as Randy said in the beginning. We just can't comment on that. And I'm not going to comment on this. If your question is about our Deal$ format, I am very proud of Deal$. We are seeing a lot of expansion, and a lot of traction at our Deal$. I'll give you a little color on our Deal$ business. We ended the quarter with 216 Deal$ stores. Our comps were single-digit positive in our Deal$ stores. The merchandise mix in our Deal$ stores is a little different than what you find at a Dollar Tree. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

In addition to lifting the restriction of the price point we have a little more consumable mix in our Deal$ stores. Consumable mix for the quarter was about 62% versus 38% for the non-consumable. And as you compare it to our Dollar Tree Stores at Dollar Tree we are about 50/50 and for the quarter it was consumables 50.4% and 49.6% in the non-consumable at Dollar Tree. So you can see that the Deal$ mix is a little more consumable. The basket -- a little bit about the basket -- our average ticket is higher at Deal$. It was $9.51 for the quarter at Dollar Tree. We are always around $8, a little less, $7.80 I think for Q2. We have lifted the restriction of the price point at our Deal$, so the average ticket with items that are greater than $1 was $14.23, almost 54% of all transactions had items greater than $1 also. So our customers in the Deal$ stores are responding positively to the merchandise that we sell that is not $1. Our average unit retail for anything that is over $1 that we sell is $3.15. That has been pretty much where it's been for the past year. We would like to see that grow and we are working on ways to make that grow, I think that's a big opportunity. Greater-than-$1 items represented 48.5% of Deal$ total sales. So as we have lifted the restriction of the $1 price point we are seeing exciting growth in Deal$. Again at Deal$ we can serve more customers with more categories in more ways. Paul Trussell - Deutsche Bank - Analyst Appreciate the color, Bob. Good luck. Operator Scot Ciccarelli, RBC Scot Ciccarelli - RBC Capital Markets - Analyst Hi, guys. Gross margin related question as well. Bob, I know you guys have always tried to provide value to consumers and for the last several years you have kind of pointed to improving merchandise margin. It sounds like that was not the case this quarter. So I guess the question is, does this signal a potential philosophical change going forward regarding how we are viewing merchandise, the merchandise sales versus margin mix? Bob Sasser - Dollar Tree, Inc. - CEO You know, it's a fair question and I'm happy to say no. It's not really a change in our direction, it's more a response to the times. We are always, as retailers, it is incumbent upon us to remain relevant to our customers and as the customer pressures change we have to react. Other retailers you might see lowering prices. Our price is $1. Instead of lowering prices -- and you've heard me say this before -- we will invest in more value in tougher times. And we started seeing pressure on traffic and we started hearing from customers back late last year and our comps weren't as robust as they had been. And as a result as we always do as good retailers we chose to drive for traffic and market share. We can sit back and bemoan the fact the customer is under pressure and remain stubbornly under pressure, or we can do something about it. We have done that and we have done what's very core to what we do at Dollar Tree and that is to exceed the customers' expectations for what $1 buys. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

And in this day and time as customers are really looking for a way to help balance their budget, we have become a solution to their problem and they look for us to help them out. And if you look at the results, the traffic was up. It drove most of the comp sales but our average ticket was up also. So as I said earlier, they are coming more often and when they are there they are staying longer and they are buying more. They are seeing more product. These values are across the store, too. We speak of things as if it's really just that simple as consumer versus discretionary. It's never really just that simple. We have those two big buckets but if you looked at it at a little more granular level you would see that our home business was really driving and carrying a big load in second quarter. And our home business is made up of things that really are either both discretionary and consumable. There's things you need, there's things you want, there's food containers, you need them, you want them, they are high margin. They are not as high margin as our seasonal business. But they are higher margin than our basic consumable business. So we were driving traffic throughout our store. We are looking to gain market share. And frankly the big issue that hit second quarter and probably is going to continue to hit us the rest of the year was the freight. As I have always said, when we see an issue we are always able to respond accordingly. And if we see cost pressures in one area, if we see it coming and we can make plans for it we can always make allowances and find other ways to save. And we can do the same thing with our freight costs. But this freight driver shortage issue came upon everyone pretty suddenly. We've been expecting something but we weren't really seeing it until recently. So along with investing in our customer, which I will do again, and driving more sales at a slightly lesser gross margin rate, that was about 30 basis points, in addition to that in second quarter we had a 40 basis points pressure on freight, which is also in our gross margin. So that's something we will deal with as we go forward. This management team is really good at figuring out how to swallow some of these cost pressures and take advantage of other ways of delivering the gross profit. But in the meantime we are responding by giving our customers more value. That's who we are, that's what we do. Scot Ciccarelli - RBC Capital Markets - Analyst Very very helpful. Thanks, guys. Operator Vincent Sinisi, Morgan Stanley. Vincent Sinisi - Morgan Stanley - Analyst Good morning. Thanks very much for taking my question. Wanted to first ask you about really the consumer behaviors that you are seeing. I know you said remains constrained though of course are responding to your initiatives and that certainly increased from a comp perspective throughout the quarter. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

But can you give any color around stores that may be in relatively higher income areas versus some that may be on the lower end? And if you are still seeing some differences between the three buckets of income of your customers? Bob Sasser - Dollar Tree, Inc. - CEO Yes, frankly it is across the board. We really don't see anything that you could point to that is a stark demarcation line between the higher income and the lower income. There is always markets where in some of the lower income markets and the urban markets it has always been more highly consumable. But across the board if you start looking at the higher end customers versus the middle American suburban, everybody is looking for a value and everybody likes shopping at Dollar Tree. One of the things that we always pound the table about is it is not just shopping at Dollar Tree because you are looking for something you need. People do that and it is only $1 and it's a great value but our customers also shop us because they enjoy the shopping experience. It's fun. You come in, you walk into the seasonal product, you walk into fun, colorful product, an ever-changing mix. There's always something that you find that you didn't expect to find as a customer. So we have discretionary business, about 50% consumer business about 50%. If you look at the mix you are seeing it is pretty much the same. It's just 50/50 might be one quarter one is up a little and one the other differently the next but still around 50/50. So my answer is that the customers are under pressure, mostly middle income and lower income customers. It's anecdotal, just from what we see they continue to be burdened and concerned. We have said that. We are not alone in saying that. They are facing higher taxes, higher health care costs, stubbornly high unemployment. Although it looks like it might be getting a little better on the unemployment side. Higher cost of living really and no improvement in wages to speak of. They continue to face uncertainty. And we are, as I said, we are responding to them with offering expanded assortments of basics, more Wow items, bigger sizes, bonus buys, overall values for the dollar and they are responding to it. Again I am really pleased with several things this quarter but our sales growth came across a broad range of categories, not one or the other. Our sales growth came from traffic largely, which is in the retail business you have got to have the traffic. So we didn't give up our traffic. In tough times we invested in keeping the traffic coming in the store. But also in the quarter our average ticket was up. So when they were in the store they not only more traffic, more footsteps but when they were in the store they stayed longer and they bought more. Our frozen and refrigerated product continues, we are rolling that out to more stores. Our customers respond favorably to that through increased shopping frequency. And on the seasonal and party and toys, discretionary items -- by the way, yes you can afford it. It feels good to walk into a Dollar Tree and you can still buy toys for the kids because they are only $1. And you can still buy party goods for the birthday, everything is only $1. So that shopping experience in tough times is really worth something. We place value on that. Vincent Sinisi - Morgan Stanley - Analyst Great. Thank you, Bob. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

And if I just could ask another question about the expanded high-value items. Can you give a little bit of discussion around do you think that just having some new products into the store is really driving those sales, or is it how your merchandising? Is it your See What $20 Buys You, Stretch Your Dollar campaigns, just maybe a little more around the advertising, or if there is incremental advertising for those products specifically? Bob Sasser - Dollar Tree, Inc. - CEO It's not so much more advertising. As you know, we are really not an ad-driven company. And advertising price points -- there's no price reductions, the price is $1 today, it was yesterday, it will be a $1 tomorrow. So getting that urgency in our concept has never been something that we would invest in a lot of funds in. But in-store is a different story. And yes we have employed all of the above with signing in the store, with printed material in the store, with merchandise in the store really beefing up some of those displays and those end caps and those value items and showing them and signing them up and telling the story of what great value savings. By the way, we make money on these items. It's just that it's a slightly less margin than maybe our highest margin seasonal department. So when you go into our home area and you start talking about food containers and storage bags and wraps and all the things that you need in the kitchen for your household supplies and mops and brooms and all of those kinds of things, we are selling more and more of those products. It is not loss leaders. We make a lot of money on that but it's not quite that highest margin that you get from some of those clearly discretionary products like the seasonal area. So you are going to find some Bounty in our stores, you are going to find Angel Soft toilet paper, you're going to find Stax potato chips, you are going to find Rubbermaid, you are going to find some name brands, you're going to find some non-name brands but you are going to find bigger sizes. In other words, a 12 ounce item might be 18 ounce items and it's all $1. Still, it's the same item that you have loved in the past at Dollar Tree. And we've beefed up the sizes and we have beefed up the value. And we are offering that to our customer and they are recognizing it because they are buying it and our comps are up. In tough times like we are in now, our 4.5%, is, I think, probably going to match up very favorably to what you see out there in retail. Vincent Sinisi - Morgan Stanley - Analyst Great. Thanks very much and good luck. Operator Dan Wewer, Raymond James. Dan Wewer - Raymond James & Associates - Analyst So Dollar Tree's gross margin rate of 35.9%, you reached that every year from 2010 through 2012 and you would have to go back to 2003 before you had a higher gross margin rate than that. But then last year margins were down 30 bps, were down 60 bps in the first half of this year. Do you think that we have finally reached the point where it is really difficult to protect margin rate for Dollar Tree with that single price point strategy? This has been a topic for the last decade but do you think that we have finally reached that tipping point? 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

Bob Sasser - Dollar Tree, Inc. - CEO I don't. I'd like to tell you that the pressure is not on the initial markup of product, it's on our choices. It is still about what we choose to sell. It is still about understanding the value that we need to offer the customer to drive their purchase decision. At the $1 price point is not issue at hand here. It's really this long and stubborn pressure on the middle income customer, especially the lowest income customers. And it has been several years now and there is somewhat -- it's going to get better. I am optimistic, but there's not much light at the end of the tunnel. And customers continue to look at for value. I would remind you too that we still have sector-leading operating margin. We pale only in comparison to our own previous operating margin but it is a matter of choice still. We can drive higher margins, but we have chosen to instead of sitting back and resting on whatever the 11% or whatever it was operating margin the previous year, we have chosen to invest in the customer. We've chosen to invest in more value, more traffic, higher average ticket. We want our customers to think of us as, if money is short, go to Dollar Tree. If you want to have a fun shopping experience, go to Dollar Tree. If you want party supplies, go to Dollar Tree. It's all $1 and it's all great value. So it's a matter of choices. It's not pressure on the cost from an inflationary standpoint. We can still -- we've turned down more product than we sell. Dan Wewer - Raymond James & Associates - Analyst A different topic. On the potential of the 7000 Dollar Tree Stores in the US, that is primarily focused on your traditional suburban market real estate strategy. What precludes The Dollar Tree concept from working in smaller -- not necessarily rural markets but smaller markets that you have historically focused? Bob Sasser - Dollar Tree, Inc. - CEO Nothing. And by the way, we have been saying 7000 stores for a long, long time. I can't tell you how many years, it's been that long. And the world has changed and our business has changed, and our stores have gotten larger and our mix of products has gotten more to the consumer product needs; 50% things you need, 50% discretionary. So we do very well in small markets. We do very well in urban markets. We do very well in rural markets. Our strength is in the suburban markets in middle America. But there is nothing that precludes us from continuing past the 7000 mark. I'm not announcing a new number out there, but certainly we haven't done the math on that for quite some time. You can't find a place where we don't do well, frankly. And that sounds like it's bragging, but our stores, 99-point-some-percent of our stores are profitable. And as you know, we have stores in the boroughs in the Northeast of Brooklyn and the Bronx, and we have stores in Idaho. Dan Wewer - Raymond James & Associates - Analyst But you are thinking that if real estate opportunities were to become available in an market say of 50,000 in population, that could work for Dollar Tree? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

Bob Sasser - Dollar Tree, Inc. - CEO We are always looking for great real estate at prices that fit our model. Dan Wewer - Raymond James & Associates - Analyst Okay, great. Thank you. Operator Matt Nemer, Wells Fargo Securities. Matt Nemer - Wells Fargo Securities - Analyst Thanks so much. Good morning, everyone. My first question is a follow-up on gross margin. I just wanted to understand the timing around the IMU decision. Is it fair that that is the kind of decision you make 6 to 12 months earlier and then should we think of this as a four-quarter investment cycle that you kind of have four quarters of that hit and then it goes away? Thanks. Bob Sasser - Dollar Tree, Inc. - CEO Well, I don't know if it goes way or not, depends on the customer. But certainly at some point you start anniversarying some of these things. The import goods are a little longer, a little longer buying cycle. If you remember we started talking back in the fourth quarter about initiatives to drive sales and it's not new to hear us talk about more Wow in our stores and those kinds of things. In first quarter if you went back and looked at our -- I know I spoke about the same kinds of things. And first quarter we had the terrible weather early on but then it got better as the quarter went on as the weather went away, so we started getting some traction on some of the strategies that we were talking about then. And of course that carried on into second quarter. And I think at the end of the first quarter I said, and by the way momentum continues in the second quarter and it did, and it got better throughout the second quarter. Period four, period five was better than four, period six was the best of all in the quarter. So we have begun ramping up on initiatives that were begun some time ago. Now looking forward I will tell you that we think about this as flying an airplane, it's a little stick and a little rudder. We are flexible. We have a flexible model. And when times are tough and we need more traffic we will err a little more towards the consumer products. And when times are a little better, or costs are going down sometimes we may invest in more customers or we may invest in margin. So it really is all about the current environment and how you feel about that future environment. I think it's going to remain tough for the rest of this year. We are not planning on any, in the second half, any macro news that says that things are going to be a whole lot better, so we are planning on continued pressure. And we are planning also on continued pressure on our gross margin from freight. It's in our guidance, so it is baked in there. And of course we are always working to offset that in other ways. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

But I think we are in control of it. I guess the point that I would like to leave you with is, we are not victims. We are running the business. We have always done it. We have been doing it now for 28, 29 years. And our gross margin -- we have ups and downs and it's all relevant to the customer in what's going on in the world. Matt Nemer - Wells Fargo Securities - Analyst And then just as a follow-up on freight, could you talk to some of the areas that you would look to to mitigate the impact of that? And would diesel -- I know that diesel is down I think $0.15 or $0.20 from its peak, is that one area that we could see as a potential benefit, or is that actually reset relatively frequently? Kevin Wampler - Dollar Tree, Inc. - CFO Diesel as we look at it so far this year, it's really tracking fairly close to last year. So not a big difference one way or the other compared to last year. So there's not a lot of positive or negative there. And it has kind of been in that range for the last almost three years realistically. So whether we could get some -- listen, we would love for diesel prices to continue to fall and be able to take advantage of that. But there's no guarantee of that at the end of the day. I think as we look at freight going forward it is no different than any other item. It's about process, it's about looking at new ways to potentially deal with it. But I think, as we have said, giving our guidance we expect it to be headwind as we go through this year. It's really the effect in the second quarter was just a little bit more than what we talked about in Q1. Q1 I think we said it was about a 30 basis point negative effect on our gross profit. In Q2 it was a little closer to 40. The biggest thing we can do to help ourselves at the end of the day is continue to drive sales. Keep market share, take market share, keep people coming in the stores and good sales help in a lot of ways and I think that's the way we think about it. Matt Nemer - Wells Fargo Securities - Analyst Thanks so much. Much appreciated. Operator Joan Storms, Wedbush Securities. Joan Storms - Wedbush Securities - Analyst Good morning, everybody. I was very impressed with the discussion about the ticket. Because the ticket has been flat for a really long time and if you could delve into that a little bit. It seems like you are investing in the high-value products and the increased traffic and then that's leading to the ticket. So I was wondering if you could go into that a little bit? 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

Bob Sasser - Dollar Tree, Inc. - CEO Yes, it's more traffic largely, as our comp was driven by more traffic in the quarter. But also our ticket and that seems to be a trend. It is coming from -- they are coming more frequently to the stores, they are staying longer, they are buying more. We are challenging them to buy more products. We have taken -- it's not just the low-margin fast turning consumer products that we have ensured that we are going to be in stock in, the things they expect and get when they come in our store, but it's also the surprising value when they come in the store. And some of this stuff is not low margin, it is just a little less margin than we would normally sell it for. And what it is doing is it is tempting that customer to buy one more item, which they would buy one more item that would be a big comp. But when they are in the store we want them to come for what are the things they need. While they are in there we want to sell them on trend and on style and on fashion and on Wow, look at this, this is a great item. By the way I have used this before and it's 20% more this time, so I'm going to buy some more on this trip. Or it might be a new item that they haven't seen before that we have invested in and stacked up front. So it really is -- it's our buyers creating more value and it's our stores merchandising it in such a way to drive more sales. We've talked about customer engagement. We've talked about related sales. We talk about drive items at the front of our store with the cashiers suggesting just one more item as they go out the door. We are tempting our customers to buy more in every way and we saw the results -- a good result from that in the second quarter. Joan Storms - Wedbush Securities - Analyst Great. And then could you also comment, you talked a little bit about making sure you are really ready for the first of the month and being in stock. Can you comment on how you have -- are the in-stock that much better for the first of the month. It seems like you are making an effort to have that on time? Bob Sasser - Dollar Tree, Inc. - CEO Well, first of the month is a lot of payroll checks out there. A lot of people get paid at the first of the month, a lot of the government checks go out the first of the month. There's a lot of things, there's a lot more spendable income around the first of the month. And many of our customers especially the lower income customers wait until the first of the month because they just really don't have the ability other times. When they come to the store we want them to have the best experience possible at the first of the month. So our stores and our replenishment people and our merchants are working ahead of the first of each month for the plans, what is going on which end cap, what is the highest sales opportunities, where can we stack things out, where can we make a difference in the store. By the way on the basic things the key items that we know they want on every trip, let's make sure that we are in-stock and in business. We will refresh our categories during that period of time. We will stack out more during that period of time. We will plan our end caps around first-of-the-month ready. And as I said it is sort of like having another season. It's when you set Easter egg and you first roll it out and you put it all on the sales floor and you build the end caps, you put the signing in place and the night before you are walking around and you are patting it down and looking to make sure and checking it off. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

Our entire organization is focused on the first-of-the-month sales whether it's the stores and the store managers, the buyers, the replenishment people, the logistics people. We all plan our business to a large degree around those first of the month, especially in the basic categories. Joan Storms - Wedbush Securities - Analyst Very helpful. Thank you very much. Operator Meredith Adler, Barclays. Meredith Adler - Barclays Capital - Analyst Hey, thanks for taking my question. I'd like to talk first about just brands and you clearly are carrying more brands. Is there any change in your discussions with vendors? Are they more willing to make smaller packaging? Are they excited about the potential of having broader distribution of their products? Or are you just now deciding to carry those items? Bob Sasser - Dollar Tree, Inc. - CEO It's always a choice and on the first question our manufacturers like doing business with us. Obviously there are some things that they can't do business with us on but things like small appliances. You are never going to find George Foreman grills in a Dollar Tree Store. But there are the consumer products people really like our business. We are a large retailer. We cut a large swath across 48 states and Canada. We engage in a lot of customers. You can get your brand in our stores and it gets noticed and people see it and constantly builds your brand equity at Dollar Tree. At Dollar Tree it's all about the value though. So again its choices and brands may typically, not always, but typically come with a little lower margin, maybe a little higher sales rate but a little lower margin. So we are always balancing, we are always balancing the name brand offering with the private-label name brand equivalent offering, which has a little higher margin. And by the way our customer really responds to larger sizes and bigger values. When given the choice between a brands, all things equal they like the brands. When all things aren't equal they usually go for the bigger sizes and the bigger quantities. But from time to time we have always introduced brands and we continue to look for that. Our brand vendors like us. I believe and we have always aspired to be good business people and good merchants. And what I mean by that, our concept is simple. We are looking for the best price. And as consumer products people come to us we are not looking for monies and addbacks and market funds and co-op funds and key city funds and all the things that are added on. We ask for, give us the best cost, let us take possession of it as early on in the supply chain as possible. We will get to the right store at the right time but I'll need the lowest price and I'll buy it in a way that really works for you. I might buy it in your down production time but I need -- the main thing is we need value that is worth more than $1. We will bring it to our stores, we will get it in the right place and we want to pass those savings along to our customers. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

So that's the way we work with everyone. That's the way we work with the brands. When you see us talking about introducing more brands it is usually a decision that says we are looking for really to add a little bit more sizzle, add a little more excitement. We know it's a little us margin. But it's an investment in the customers, investment in the traffic. Meredith Adler - Barclays Capital - Analyst Great. And I just have one other question about you mentioned fee development and that was I guess included in CapEx. But does not imply that you are building, starting to really focus on building more freestanding stores because presumably you don't have fee development if you're going into a shopping center? Kevin Wampler - Dollar Tree, Inc. - CFO No, Meredith, a couple of years ago we did start looking at fee development and bringing a few projects out of the ground ourselves. Obviously if you think back a couple of years ago the developers were still capital constrained and many of them still are today. So there were not as many new projects. And the other thing we found as we went through this process is we really like the idea of having a store located where we want it, the right size, the right shape. It has four walls instead of six or eight at the end of the day. And basically the linears layout better, the adjacencies for merchandising layout better and we can put our best foot forward. And we have found that these locations have performed very well, the ones we have done. Now, it's a small subset of our overall openings in any given year but it's something that we like and will continue to be part of our overall portfolio process. Randy Guiler - Dollar Tree, Inc. - VP of IR Thank you for joining us on today's call and thank you for your continued interest in Dollar Tree. Our next scheduled earnings conference call will be Thursday, November 20, 2014. Have a good day. Operator That does conclude today's conference. We appreciate your participation. You may now disconnect. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5293477-2014-08-21T15:55:26.857 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 21, 2014 / 1:00PM, DLTR - Q2 2014 Dollar Tree Inc Earnings Conference Call

Important Information for Investors and Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In con- nection with the proposed merger between Dollar Tree and Family Dollar, on August 11, 2014, Dollar Tree filed with the Securi- ties and Exchange Commission (SEC) a registration statement on Form S-4 that included a preliminary proxy statement of Fami- ly Dollar that also constitutes a prospectus of Dollar Tree. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Family Dollar. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree’s internet website at www.DollarTree.com under the heading “Investor Relations” and then under the heading “Download Library” or by contacting Dollar Tree’s Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar will be available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858. Participants in the Solicitation Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and em- ployees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in re- spect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered partici- pants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Dollar Tree’s and Family Dollar’s directors and executive officers in their respective definitive proxy statements filed with the SEC on May 12, 2014 and December 6, 2013, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above. Forward Looking Statements Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future pro- spects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and cer- tain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects and timing of the proposed transaction, future financial and operating results, and the combined company’s plans, objec- tives, expectations (financial or otherwise) and intentions. Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar’s stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; costs and difficulties related to the integration of Family Dollar’s business and operations with Dollar Tree’s business and operations; the inability to obtain, or delays in obtain- ing, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the com- bined company following completion of the proposed transaction; the calculations of, and factors that may impact the calcula- tions of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses result- ing from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investiga- tions; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequent- ly, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by fac-

tors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regard- ing Forward-Looking Statements” and “Risk Factors” in Dollar Tree’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 31, 2013, Dollar Tree’s Quar- terly Report on Form 10-Q for the quarter ended August 2, 2014, Family Dollar’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2014, and other reports filed by Dollar Tree and Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov. Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place un- due reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree and Family Dollar, under- take no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.